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December 18, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND FEDEX DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Matthew Crispino, Jan Woo

Re:	Playtika Holding Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially submitted on November 20, 2020

CIK No. 0001828016

Ladies and Gentlemen:

On behalf of Playtika Holding Corp., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 8, 2020, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1, which was confidentially submitted on November 20, 2020 (the “Draft Submission”). We are submitting this letter via EDGAR and have publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s convenience, we are also sending, by courier, copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Submission.

For ease of review, we have set forth below, in bold type, each of the numbered comments in the Staff’s letter, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

December 18, 2020

Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue recognition, page F-12

1.	We note your response to prior comment 10. Please revise your disclosure to state, as you do in your response, that you do not know the total price paid by the customer to the service provider.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95 and F-14.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8197 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Treska
Michael Treska, Esq. of LATHAM & WATKINS LLP

Enclosure

cc:	Craig Abrahams, President and Chief Financial Officer, Playtika Holding Corp.

Michael Cohen, Executive Vice President, General Counsel and Secretary, Playtika Holding Corp.

Charles K. Ruck, Esq., Latham & Watkins LLP

Benjamin A. Potter, Esq., Latham & Watkins LLP

Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP

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